FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 19, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces additional dic shares pledged as security for loan

Netanya, Israel – January 19, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that IDB Development Corporation Ltd. (the Company's indirect controlling shareholder), or IDB, announced the pledge of additional shares of Discount Investment Corporation Ltd. (the Company's direct controlling shareholder), or DIC, held by IDB.

According to IDB's announcement , the pledge was provided as a part of a security for a loan provided to IDB by Israeli financial investors and was increased following a decrease in the market value of such security. IDB further announced that following such increase, approximately 25.2% of DIC's issued and outstanding share capital are pledged as aforesaid. IDB holds approximately 76.4% of DIC's issued and outstanding share capital.

For additional details regarding the Company's shareholders see the Company's most recent annual report on form 20-F for the year ended on December 31, 2014, filed on March 16, 2015 under "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders."

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.832 million subscribers (as at September 30, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently - also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	January 19, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary